FY2004 Third Quarter Consolidated Financial Results
                   (October 1, 2003 through December 31, 2003)

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

        English translation from the original Japanese-language document

                                                                February 5, 2004

Company name                                       : Toyota Motor Corporation
Stock exchanges on which the shares are listed     : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                     Stock Exchanges in Japan
Code number                                        : 7203
Location of the head office                        : Aichi Prefecture
URL                                                : http://www.toyota.co.jp
Representative                                     : Fujio Cho, President
Contact person                                     : Takahiko Ijichi, General Manager, Accounting Division
                                                     Tel. (0565) 28-2121
Whether or not to be prepared in accordance with   : Yes
accounting principles generally accepted in the
United States of America

Results of FY2004 third quarter (October 1, 2003 through December 31, 2003)

(1) Consolidated financial results                                           (Amounts are rounded to the nearest million yen.)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Income before income taxes,
                                                                                               minority interest and equity in
                                       Net revenues                 Operating income          earnings of affiliated companies
------------------------------------------------------------------------------------------------------------------------------
                                 Million yen            %       Million yen            %         Million yen              %
FY2004 third quarter               4,386,059        [8.2]           401,693       [11.2]             429,705         [43.2]
FY2003 third quarter               4,052,610                        361,232                          300,129
------------------------------------------------------------------------------------------------------------------------------
FY2003                            15,501,553                      1,271,646                        1,226,652
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                         Net income               Net income per share                 Net income per share
                                                                         - basic                        - diluted
------------------------------------------------------------------------------------------------------------------------------
                                 Million yen            %                            Yen                               Yen
FY2004 third quarter                 286,470        [59.7]                         84.83                             84.82
FY2003 third quarter                 179,364                                       50.74                             50.74
------------------------------------------------------------------------------------------------------------------------------
FY2003                               750,942                                      211.32                            211.32
------------------------------------------------------------------------------------------------------------------------------

Note: Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position

------------------------------------------------------------------------------------------------------------------------------
                                                                                      Ratio of          Shareholders' equity
                                   Total assets       Shareholders' equity     shareholders' equity           per share
------------------------------------------------------------------------------------------------------------------------------
                                    Million yen                Million yen                        %                     Yen
FY2004 third quarter                 21,086,214                  7,638,236                     36.2                2,274.19
FY2003                               20,152,974                  7,121,000                     35.3                2,063.43
------------------------------------------------------------------------------------------------------------------------------

Note: Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 third quarter and FY2003 stated herein have also been prepared in accordance with accounting principles generally accepted in the United States of America.